INSTIL BIO, INC.

3963 Maple Avenue, Suite 350

Dallas, Texas 75219

(972) 499-3350

November 19, 2024

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	Instil Bio, Inc.

Registration Statement on Form S-3

Filed November13, 2024

File No. 333- 283205

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form S-3 (File No. 333-283205) (the “Registration Statement”) to become effective on Thursday, November 21, 2024, at 4:00 p.m., Eastern Time, or as soon as practicable thereafter, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission (the “Staff”). The Registrant hereby authorizes Courtney Tygesson of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Courtney Tygesson of Cooley LLP, counsel to the Registrant, at (312) 881-6680, or in her absence David Brinton of Cooley LLP at (202) 776-2989.

Very truly yours,

INSTIL BIO, INC.

By:	/s/ Bronson Crouch
Name:	Bronson Crouch
Title:	Chief Executive Officer

cc:	Courtney Tygesson, Cooley LLP